UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70704

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **B&D Capital Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☑ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

211 East Blvd.
_____
(No. and Street)

Charlotte	NC	28203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Houseman	716-989-7708	jason@bdcappartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
_____
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugarland	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/16		6328	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Houseman   , swear (or affirm) that, to the best of my knowledge and belief, the

financial report pertaining to the firm of B&D Capital Partners, LLC   , as of

12/31   , 2 024   , is true and correct. I further swear (or affirm) that neither the company nor any

partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely

as that of a customer.

Sig nature _____

Title:
CEO

Kat E. Walsh
Notary Public   6/25/2028

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-S or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

B&D CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

With Report of Independent Registered Public Accounting Firm

Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

For the Year Ended
December 31, 2024

B&D Capital Partners, LLC

TABLE OF CONTENTS

For the Year Ended December 31, 2024

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of B&D Capital Partners LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of B&D Capital Partners LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of B&D Capital Partners LLC as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of B&D Capital Partners LLC's management. Our responsibility is to express an opinion on B&D Capital Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to B&D Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of B&D Capital Partners LLC's financial statements. The supplemental information is the responsibility of B&D Capital Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as B&D Capital Partners LLC's auditor since 2022.

Sugar Land, Texas

March 31, 2025


B&D Capital Partners, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2024


ASSETS		
Cash	$	247,908
Accounts receivable		144,183
Prepaid expenses		78,915
TOTAL ASSETS	**$**	**471,006**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable & accrued liabilities	$	91,968
Due to related party		12,250
TOTAL LIABLITIES	**$**	**104,218**
COMMITMENTS AND CONTIGENCIES		-
MEMBER'S EQUITY	**$**	**366,788**
TOTAL LIABILITIES AND MEMER'S EQUITY	**$**	**471,006**

The accompanying notes are an integral part of these financial statements.

B&D Capital Partners, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2024

REVENUES		
Advisory Fee Income	$	1,267,500
Success Fees		421,530
Interest Income		9,522
TOTAL REVENUES	$	**1,698,552**
EXPENSES		
Salaries & Wages	$	748,803
Professional fees		47,577
Regulatory fees		12,866
Technology, data, & communications		4,764
Occupancy & equipment		2,400
Other expenses		1,508
TOTAL EXPENSES	$	**817,918**
NET INCOME	$	**880,634**

The accompanying notes are an integral part of these financial statements.

B&D Capital Partners, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2024

BALANCE AT DECEMBER 31, 2023	$	**486,154**
Distributions		(1,000,000)
Net Income		880,634
BALANCE AT DECEMBER 31, 2024	$	**366,788**

The accompanying notes are an integral part of these financial statements.

B&D Capital Partners, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	880,634
Changes in assets and liabilities		
Prepaid expenses		(78,914)
Accounts receivable		(144,183)
Related party payables		12,250
Accounts payable and accrued expenses		91,967
Net Cash Provided by Operating Activities	$	**761,754**

CASH FLOWS FROM FINANCING ACTIVIES

Distributions		(1,000,000)
Net Cash Used by Financing Activities		**(1,000,000)**

NET DECREASE IN CASH		**(238,246)**
CASH AT BEGINNING OF YEAR		**486,154**
CASH BALANCE AT DECEMBER 31, 2024	$	**247,908**

The accompanying notes are an integral part of these financial statements.

B&D Capital Partners, LLC
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2024

1. **Organization and Nature of Business**

   B&D Capital Partners, LLC (Company) was established in 2021 and is a North Carolina limited liability company. The Company is a wholly owned subsidiary of Blystone & Donaldson, LLC (Parent). The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

   The Company acts an introducing broker-dealer. The Company is exempt from the provisions of Rule 15c3-3 as the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   The Company's financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company maintains its cash in a bank deposit account(s) which, at times, may exceed the federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2024, the Company had no cash equivalents.

2. Significant Accounting and Reporting Policies – Continued

Accounts Receivable

The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be charged to operations when that determination is made.

At December 31, 2024, The Company had $144,183 in net receivables from executed contracts, which the Company considers to be fully collectable.

Revenue

The Company recognizes Revenue from Contracts with Customers in accordance with ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Additionally, the guidance requires the Company to follow a five-step model to a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenues include fees arising from private placement and advisory fees. Private securities placement in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with respective offering parties. Private placement fees are recorded based upon the capital commitments obtained as of the closing for the respective placement when all performance obligations to the client have been completed. Advisory fees are based on the Company providing monthly placement and advisory services, which are recorded at the end of each month in which service obligations have been performed.

Fair Value of Financial Instruments

FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous

2. **Significant Accounting and Reporting Policies – Continued**

Fair Value of Financial Instruments – Continued

market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 –inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs in the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include cash, accounts receivable, accounts payable, and accounts payable-related party.

Income Taxes

The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state taxes has been included in these financial statements. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2019.

3. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.

At December 31, 2024, the Company had net capital of $143,690 which is $136,742 in excess of its required net capital of $6,948. The ratio of aggregate indebtedness to net capital was 72.53%.

4. **Segment Reporting**

According to the guidance in FASB ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the companies, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements.

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service, including investment banking, investment advisory, and venture capital businesses. The Company has identified its President, Jason Houseman, as the Chief Operating Decision Maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make member distributions. The Company's operations constitute a single operating segment, and therefore, a single reportable segment because the CODM manages the business activities using the information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 99% of its total revenue from a single external customer in 2024.

The following tables present the significant expenses for the year ended December 31, 2024.

Advisory Fees	$ 1,267,500
Success Fees	421,530
Interest Income	9,522
Total Revenue	$ 1,698,552
Less: Expenses	
Salaries & Wages	$ 748,803
Professional Fees	47,577
Regulatory Fees	12,866
Technology, data, & communications	4,764
Occupancy & equipment	2,400
Other expenses	1,508
Total Expenses	$ 817,918
Net Income	$ 880,634

5. **Subordinated Liabilities**

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of 2024, end of 2024, and during 2024.

6. **Commitments and Contingencies**

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

7. **Subsequent Events**

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated all events or transactions that occurred after December 31, 2024, through the date of the issued financial statements. During this period there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2024, financial statements.

8. **Related Party Transactions**

The Company is a wholly owned subsidiary of Blystone & Donaldson, LLC (Parent). B&D Resources, LLC (Affiliate), is also wholly owned by Blystone & Donaldson, LLC. In connection with this relationship, the Company and its Affiliate have executed an expense sharing agreement on October 1, 2024, whereby the Company receives a monthly allocation of expenses incurred by the Affiliate on its behalf. During 2024, the Company recorded expenses under this agreement totaling $225,000. The entirety of this amount is in salaries and wages on the Statement of Income.

Additionally, the Company and its Parent have an executed expense sharing agreement, whereby the Company receives a monthly allocation of expenses incurred by the Parent on its behalf. During 2024, the Company recorded expenses under this agreement totaling $3,000. Included in the total is a provision for rent. The Company recorded rent totaling $2,400 related to the shared expense with the Parent. $600 was recorded for internet and telephone use.

9. **Distributions**

During 2024, the Company made distributions to the Parent totaling $1,000,000.

SUPPLEMENTAL INFORMATION

B&D Capital Partners, LLC

SCHEDULE I

NET CAPITAL COMPUTATION

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2024

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$ 366,788
ADJUSTED NET WORTH	**366,788**
LESS:	
Non-Allowable Assets	
Prepaid Expenses	(78,915)
Accounts Receivable	(144,183)
Total Non-Allowable Assets	(223,098)
TENTATIVE NET CAPTIAL	**$ 143,690**
HAIRCUTS ON SECURITIES	-
NET CAPITAL	**$ 143,690**
Minimum dollar net capital requirement of reporting broker dealer (greater of $5,000 or 6-2/3% of AI)	6,948
EXCESS NET CAPITAL	**$ 136,742**
TOTAL AGGREGATE INDEBTEDNESS	**104,218**
MINIMUM NET CAPITAL BASED ON AI	**6,948**
PERCENTAGE OF NET CAPITAL TO AI	**72.53%**

There are no material differences between amended net capital in Part IIA of Form X-17A-5 and net capital above.

SUPPLEMENTAL INFORMATION

B&D Capital Partners, LLC

SCHEDULE II

DETERMINATION OF RESERVE REQUIREMENTS

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

For the Year Ended December 31, 2024

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2024, without exception

SCHEDULE III

POSSESSION & CONTROL REQUIREMENTS

Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

For the Year Ended December 31, 2024

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2024, without exception

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of
B&D Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which B&D Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a- 5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(l) and (4), B&D Capital Partners, LLC states that (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities note conducted under a 15c-3 exemption exclusively to: Private placements of securities (excluding EB-5 and Regulation A+), and the Company (1) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2)did not carry accounts of or for customers; and (3) did not carry PAB account (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. B&D Capital Partners, LLC's management, is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about B&D Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

3/31/2025

B&D Capital Partners LLC's Exemption Report

Re: 17 C.F.R. § 240.15c3-3(k)

B&D Capital Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities not conducted under a 15c3-3 exemption exclusively to: Private placements of securities (excluding EB-5 and Regulation A+).

   The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2024 through December 31, 2024, without exception.

B&D CAPITAL PARTNERS, LLC

I, Jason Houseman, do hereby affirm that to my best knowledge and belief this Exemption Report, covering the period January 01, 2024 through December 31, 2024 is true and correct.

CEO